Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-292670
Relating to the Preliminary Prospectus Supplement dated January 12, 2026

Antero Resources Corporation
Pricing Term Sheet
January 13, 2026

$750,000,000 5.400% Senior Notes due 2036

Issuer:	Antero Resources Corporation (the “Company”)
Trade Date:	January 13, 2026
Settlement Date*:	January 28, 2026 (T+10)
Title:	5.400% Senior Notes due 2036
Expected Ratings (S&P/Fitch)**:	S&P: BBB- (Stable) / Fitch: BBB- (Stable)
Principal Amount:	$750,000,000
Maturity Date:	February 1, 2036
Interest Payment Dates:	Semi-annually on February 1 and August 1, commencing August 1, 2026
Record Dates:	January 15 and July 15
Coupon:	5.400% per annum
Benchmark Treasury:	UST 4.00% due November 15, 2035
Benchmark Treasury Yield:	4.167%
Spread to Benchmark Treasury:	T + 125 bps
Yield to Maturity:	5.417%
Initial Price to Public:	99.869%
Optional Redemption Provisions:	Make-Whole Call: UST + 20 bps Par Call: On or after November 1, 2035

Special Mandatory Redemption:	If (i) the closing of the Acquisition has not occurred on or prior to the Special Mandatory Redemption Outside Date, (ii) prior to the Special Mandatory Redemption Outside Date, the Acquisition Agreement is terminated according to its terms without the closing of the Acquisition, or (iii) we determine based on our reasonable judgment (in which case we will notify the trustee in writing thereof) that the Acquisition will not close prior to the Special Mandatory Redemption Outside Date or at all, we will be required to redeem all of the outstanding notes at a redemption price equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to but excluding the Special Mandatory Redemption Date (as defined in the Pricing Disclosure Package and the Prospectus).
CUSIP / ISIN:	03674X AU0 / US03674XAU00
Joint Book-Running Managers:	RBC Capital Markets, LLC
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Truist Securities, Inc.
PNC Capital Markets LLC
Barclays Capital Inc.
BofA Securities, Inc.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
SMBC Nikko Securities America, Inc.
Co-Managers:	U.S. Bancorp Investments, Inc. Comerica Securities, Inc.

*We expect that delivery of the notes will be made against payment therefor on or about January 28, 2026, which will be the 10th business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. See “Risk Factors - Risks Related to the Notes - Our credit ratings may not reflect all risks of an investment in the notes and there will be no protection in the indenture for holders of the notes in the event of a ratings downgrade. A downgrade in our credit rating could negatively impact our cost of and ability to access capital.” in the Company’s preliminary prospectus supplement dated January 12, 2026.

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The Company has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, J.P. Morgan Securities LLC at 1-212-834-4533, Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Truist Securities, Inc. at 740 Battery Avenue SE, 3rd Floor, Atlanta, GA 30339, Attn: Prospectus Department, Telephone (800) 685-4786, TruistSecurities.prospectus@Truist.com or PNC Capital Markets LLC toll-free at 1-855-881-0697.

This pricing term sheet supplements, and should be read in conjunction with, the Company’s preliminary prospectus supplement dated January 12, 2026 and the accompanying prospectus dated January 12, 2026 and the documents incorporated by reference therein.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.